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AMERICA • ASIA PACIFIC • EUROPE

June 5, 2020

Kenneth Ellington
Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.
Washington, DC 20549

Re:	First Eagle Variable Funds (the “Fund” or the “Trust”)

File Nos.: 033-96668 and 811-09092

Dear Mr. Ellington:

Thank you for your comments regarding the Certified Shareholder Report on Form N-CSR of the Fund, filed with the Securities and Exchange Commission on March 5, 2020. This letter responds to your comments, which you provided to us by telephone on May 5, 2020.

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the Report.

1.	COMMENT: You asked that the Schedule of Investment in future reports to shareholders include the dollar amount and percentage of the portfolio classified as Rule 144A restricted securities.

RESPONSE: In future reports to shareholders, the Fund will include the dollar amount and percentage of the portfolios classified as Rule 144A restricted securities.

2.	COMMENT: You noted that the Fund discloses foreign tax reclaims receivables as of the most recent fiscal year-end. You asked for a supplemental explanation of the related countries and how the Fund monitors the collectability of foreign tax reclaims receivables.

RESPONSE: The fund administration group of First Eagle Investment Management, LLC (“FEIM”) reviews monthly outstanding tax reclaims reporting from its third-party administrator to ensure that all documentation is filed timely. Additionally, FEIM’s fund administration group meets with the tax department at its third-party administrator on a monthly basis to review outstanding reclaims, discuss any relevant market events that could impact receipt of the outstanding reclaim and any upcoming documentation requirements to ensure all deadlines are met. FEIM’s fund administration group routinely prepares reports on the reclaims received in the period and outstanding reclaims to date, and prepares

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for the Fund’s’ Board of Trustees a summary of current events that could affect the ability to receive those reclaims.

3.	COMMENT: You asked that the Additional Information section include a statement that additional information about the Trustees and Officers is included in the Fund’s Statement of Additional Information (“SAI”).

RESPONSE: In future reports to shareholders, the Fund will include a statement that additional information about the Trustees and Officers is included in the Fund’s SAI.

4.	COMMENT: You asked for supplemental confirmation that the Fund has adopted and is applying the provisions of Accounting Standards Update (“ASU”) 2017-08. You also asked why the Fund does not provide disclosure about the change in accounting principles as a result of ASU 2017-08.

RESPONSE: The Fund confirms that it has adopted the provisions of ASU 2017-08. The Fund likewise believes that the adoption of ASU 2017-08 was not a material change for the Fund. The Fund confirms that it will include statements on changes in accounting principles going forward.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-8679.

Sincerely,

/s/ Matthew Kutner

Matthew J. Kutner, Esquire (as Attorney for the Fund